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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        March 31, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	April 11, 2006	By	/ s / Gary Bridger
(Signature)*
Gary Bridger, Chief Scientific Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 – 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED TO PRESENT AT THE CIBC WORLD MARKETS HEALTHCARE CONFERENCE

For Immediate Release:	March 31, 2006

Vancouver, British Columbia – AnorMED Inc. (AMEX:AOM; TSX:AOM) today announced that the Company will participate at the Annual CIBC World Markets Healthcare Conference in New York City. Michael Abrams, President & CEO, will present at the conference being held at the Millennium Broadway Hotel in New York on Tuesday, April 4 at 3:45pm EST. Live webcasts of the presentation will be available on AnorMED's website at www.anormed.com.

About AnorMED Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. AnorMEDs lead product is MOZOBILTM, a first in class stem cell mobilizer, is currently in a Phase III program being conducted in the U.S. for cancer patients undergoing stem cell transplant. The Company plans to complete enrollment in these studies and have 3-month follow-up by the end of 2006. To date over 600 cancer patients have been administered MOZOBIL and safety data has been reported on over 210 subjects. The Company recently reported preliminary activity on AMD070, its lead HIV candidate, currently in a Phase Ib/IIa trial being conducted in the U.S. and U.K. In the area of HIV, AnorMED has also developed a series of compounds that inhibit the CCR5 receptor, and plans to select a lead candidate for clinical studies.

AnorMED is currently traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AOM. Information on AnorMED Inc. is available on the Company’s website: www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements and information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, estimates”, expects,” forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements and information, although not all forward-looking statements and information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements and information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements and information as conditions change.

Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 – 532 – 4667 Cell : 604 – 763 - 4682 E-mail : ewhiting@anormed.com	Kim Nelson, Ph.D. Manager, Investor Relations Tel: 604 – 532 – 4654 Cell : 604 – 614-2886 E-mail :knelson@anormed.com

AnorMED Inc. 200 – 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED ASKS BC SUPREME COURT TO ORDER DISSIDENTS TO CORRECT INFORMATION IN PROXY CIRCULAR

For Immediate Release:	April 6, 2006

Vancouver, B.C. - AnorMED Inc. (TSX: AOM; AMEX:AOM) announces that it has filed a Petition with the Supreme Court of British Columbia, asking that a group of dissident shareholders led by Baker Bros. Advisors LLC, be ordered to correct a misstatement published in their proxy circular.  Baker Bros. is seeking to replace the AnorMED board of directors with its own slate of directors.

In its dissident circular, Baker Bros. selectively quotes from a previously unpublished, confidential report prepared for AnorMED by Blair Franklin Capital Partners Inc.  Blair Franklin was engaged to advise an independent committee of AnorMED’s board on financing options for the company.  Based on Blair Franklin’s advice, on December 8, 2005, AnorMED closed a successful $34.5 million bought deal financing.  AnorMED believes that Baker Bros.’ circular mischaracterizes Blair Franklin’s recommendation.

The court has ordered Baker Bros. to respond to AnorMED’s Petition by Saturday, April 8, 2006, and has ordered a hearing for Monday, April 10, 2006.

In order to give all shareholders access to the same information, AnorMED has now posted a copy of the Blair Franklin report on its website at www.anormed.com.

AnorMED shareholders are recommended to vote their BLUE AnorMED proxy in favour of the AnorMED Slate.  Proxies must be returned by April 19, 2006 at 10:00 a.m. Vancouver time for your vote to count. The AnorMED Management Proxy Circular, which has been mailed to shareholders and filed with regulators, is available on the Company website (www.anormed.com ) and SEDAR at www.sedar.com. For more information call North American toll free number 1-866-267-8910, or collect at 416-642-7069.

If shareholders previously returned a Yellow Dissident Proxy, they have every legal right to change their vote, by simply signing, dating and returning a Blue proxy.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, “estimates”, “expects,” “forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information:
Dr. Michael Abrams President & CEO Tel: 604 – 530 - 1057 E-mail : mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 – 532 – 4667 Cell : 604 – 763 - 4682 E-mail : ewhiting@anormed.com

AnorMED Inc. 200 – 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED DISSIDENTS FAIL TO JUSTIFY GIVING CONTROL OF ANORMED TO BAKER GROUP

Felix Baker criticizes decisions that he approved as Director of AnorMED

For Immediate Release:	April 6, 2006

The following press release replaces the release previously issued on April 5, 2006

Vancouver, B.C. - AnorMED Inc. (TSX: AOM; AMEX:AOM) announces today that a proxy circular filed by a group of dissident shareholders, represented by Felix J. Baker and seeking to replace the AnorMED Board of Directors, includes extensive criticism of decisions which Felix Baker, himself, approved as a Director of the Company since April 2004.

The opinion of the Company is that the criticisms are not credible and that The Baker Group is attempting to gain control of the Company without paying a control premium and without a plan to maximize shareholder value.

At a special meeting of the Company on April 21, 2006, AnorMED is nominating a slate of directors that includes three new nominees with additional expertise in drug commercialization, operational and financial leadership and the management of profitable companies. The dissident group is attempting to have its slate of nominees elected to replace the AnorMED slate.

The dissident proxy circular contains many broad-based criticisms including:  “The Current Board has failed to supervise and guide management and has not taken action to address AnorMED’s failures and underperformance.” However, as a director of AnorMED, Baker has approved all final decisions regarding corporate strategy, annual budgets and program resource allocation, as recently as February 2006.  Baker was also a member of the Company’s Compensation committee, and as such approved the Company’s annual goals, including this year’s goals which include the pursuit of a partnership and early approval strategy for MOZOBIL, AnorMED’s lead product in Phase III clinical trials.

AnorMED shareholders should consider the following information to assist them in making an informed choice on the election of the Board of Directors on April 21, 2006:

•

Baker never questioned the Board’s capabilities until it decided in November 2005 to decline his various proposals that involved paying Baker Bros. Advisors a fee to backstop a rights offering.  This could have resulted in dissident shareholders acquiring up to 36% of AnorMED shares without paying a control premium.

•

Although Baker voiced strong disagreement with the Board’s decision to pursue a bought deal, dissident shareholders purchased 40% of the shares sold in the bought deal.

•

Partnering MOZOBIL in Europe has been AnorMED’s publicly stated strategy for the past two years. Partnering discussions regarding MOZOBIL have been underway since September 2005 and have advanced to a late stage. The Board has and will continue to exercise its fiduciary responsibility to evaluate all opportunities, including alternatives to a European deal, with equal diligence. Europe represents 50% of the world market and a partnership should accelerate the approval process that, if successful, would bring earlier generation of revenue.

•

The AnorMED Board and Management believe the dissident proxy circular grossly underestimates:

o

The resource requirements and execution risk in launching a product in Europe;

o

The negative impact on MOZOBIL revenue potential by delaying a European partnership; and

o

The development and regulatory risk incurred by AnorMED shareholders by delaying a partnership.

-more-

AnorMED shareholders are recommended to vote only their BLUE AnorMED proxy in favour of the AnorMED Slate.  Proxies must be returned by April 19, 2006 at 10:00 a.m. Vancouver time for your vote to count. The AnorMED Management Proxy Circular, which has been mailed to shareholders and filed with regulators, is available on the Company website (www.anormed.com ) and SEDAR at www.sedar.com. For more information call Georgeson Shareholder, AnorMED's proxy solicitor at their North American toll free number 1-866-267-8910, or collect at 416-642-7069. If shareholders previously returned a Yellow Dissident Proxy, they have every legal right to change their vote, by simply signing, dating and returning a Blue proxy, as it is only the later dated proxy that will be counted.

Additional information AnorMED shareholders are encouraged to consider includes:

AnorMED stock increase driven by completion of financing, achievement of milestones & sector performance:  A graphic in the Dissident Circular illustrates the AnorMED share price increase since December 13, 2005 when Baker publicly disclosed his concerns over the company’s undervalued shares. Shareholders should not conclude that Baker’s public statements are the only reason for the increase in AnorMED share price. Four other material events that may have contributed to the AnorMED stock price increase during this period are:

1.

The completion of the bought deal on December 8, 2005.

2.

AnorMED report of important new MOZOBIL clinical data at the American Society of Hematology on

December 12, 2005.

3.

The improvement of the overall biotech sector performance.

4.    AnorMED report of positive AMD070 data on March 17, 2006.

AnorMED Stock Performance And Key Events
Daily share price April 27, 2004 - March 30, 2006
Relative Performance (%)
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
April 27, 2004: Baker Joins AOM Board
Mar 17, 2006: AOM Reports AMD070 Active in HIV
Jan 17, 2006: Baker Requisitions Special Meeting
Dec 13, 2005: Baker Files 13D
Dec 12, 2005: AOM Reports Positive MOZOBIL
Dec 8, 2005: AOM Closes Bought Deal
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06

click on graph to enlarge

Poor performance of companies with Baker as a Board member:

The relative performance analysis below illustrates that the public companies that Felix Baker has served on as a director have significantly underperformed comparable sector indices over the 2-year period illustrated below.   The Baker Index is a simple share price average of Conjuchem, Neurogen, Seattle Genetics and Trimeris.  The Baker Index does not include AnorMED.  AnorMED’s performance is set out in the previous chart.

Index of Public Companies Where Felix Baker is a Board Member vs. Industry Indices
Relative Performance (%)
150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
AMEX Biotech Index (up 32%)
NASDAQ Biotech Index (up 5%)
Baker Index (down 54%)

click on graph to enlarge

NASDAQ Biotechnology Index

The NASDAQ Biotechnology Index (NBI) is a modified market capitalization-weighted index.  The index uses NASDAQ Official Closing Prices in calculating market capitalizations and is generally calculated without regard to any dividends on component securities.  For a further detailed explanation of Index calculations please see the NASDAQ website: http://www.nasdaqtrader.com/asp/nasdaqindexes.asp

AMEX Biotechnology Index

The AMEX Biotechnology (BTK) Index is an equal-dollar weighted index designed to measure the performance of a cross section of companies in the biotechnology industry.  For a further detailed explanation of Index calculations please see the AMEX website: http://www.amex.com.

Baker Index

The Baker Index is a simple average of the daily closing prices of Trimeris, Conjuchem, Neurogen and Seattle Genetics.  The Index is not weighted in any way and AnorMED is not included as part of the Index.  The Index does not account for dividends, if any.

Dissident proxy unfairly reports on AnorMED progress:

AnorMED has made excellent progress on its drug development program. As a member of the Board, Baker was informed of all the factors that contributed to the successes and challenges within each of AnorMED’s programs. Nevertheless, the dissident proxy circular presents selective information about the Company’s drug development progress. AnorMED shareholders should consider the following information provided by the Company:

MOZOBIL:  The Company advanced the product from Phase I to Phase III clinical trials faster than industry standards. The Phase III trial is now over 50% complete and the Company is on track to report Phase III results in 2007.

AMD070:  The product targets approximately 40% of the HIV patient population, whereas products of such companies as Gilead and Panacos, referred to in the Dissident Circular, target 100% of the HIV patient population. Therefore, it was expected that it would be more difficult and take longer to enrol suitable patients for the AMD070 clinical trials than would be the case with the Gilead and Panacos products. AnorMED was successful in quickly addressing significant regulatory requirements regarding drug interactions and was, therefore, able to initiate its own Phase Ib/IIa study (XACT).  In addition, AnorMED hired an experienced HIV physician as Medical Director to support the advancement of AMD070 and programs in HIV.  AnorMED reported positive activity and safety data on AMD070 from XACT on March 17, 2006.

CCR5: As a performance comparison, AnorMED estimates that it took Pfizer approximately four to five years to identify the CCR5 drug candidate that could enter clinical trials. AnorMED started working on CCR5 in 2002 with a small team of chemists and only applied its full medicinal chemistry resources, of approximately 30 chemists, in 2003.  AnorMED has established several CCR5 drug classes, has screened out several candidates that failed the preclinical requirements, and is now evaluating potential candidates. AnorMED’s CCR5 timelines are comparable with Pfizer’s, and in fact, if a clinical candidate succeeds in preclinical studies this year, the Company will surpass the Pfizer timetable by progressing from full research initiation to clinical candidate in three years.

Cardiac Tissue Repair: Ongoing work at AnorMED, concurrent with the increasing number of medical publications showing that multiple stem cell mobilization trials in cardiac patients have not provided positive results in any modality or design, prompted the Board and Management to reduce the priority of the company’s cardiac tissue repair program. It is the Company’s view that shareholders’ interests are better served by focusing on other validated programs.

AnorMED’s commercial strategy optimizes product value & provides non-dilutive source of cash to support AOM product pipeline:

In support of AnorMED’s plan to commercialize MOZOBILTM , the Board and Management  hired a Vice President of Marketing  and Director of Medical Affairs to develop and prepare commercialization plans and to build market awareness for MOZOBILTM . Within the next year, AnorMED also intends to hire a Chief Operating Officer to build commercial operations.  Partnering MOZOBIL in Europe has been AnorMED’s publicly stated strategy for the past two years. Europe represents 50% of the world transplant market  for MOZOBIL. A European partnership and early approval in Europe would support the Company’s objective to extract a maximum amount of revenue from MOZOBIL within a shorter time frame.

AnorMED is evaluating potential partnering terms that should eliminate the Company’s need to complete another financing prior to the release of Phase III results in 2007.  Funds from a partnership would be used to support the ongoing development of MOZOBIL and the Company’s HIV program. Terms discussed to date include significant upfront payments, milestone payments and royalty rates that reflect the advanced development stage of the product.  The ongoing discussions suggest that the Company would receive a royalty rate consistent with rates that could be obtained if the Phase III results were already known.  The royalty rates being discussed are currently in the range of 25% to 40% of revenue and may vary based on the magnitude of the milestone payments and the level of revenue.

The hostile process initiated by Baker and a potential change in control of the Company through the election of the Dissident's slate of nominees has and will continue to make it difficult for AnorMED to finalize a partnership.  Potential partners are concerned about the Board's ongoing support of such a significant collaboration, and have expressed concern regarding the potential loss of senior management and staff crucial to the successful execution of the MOZOBILTM program.

Election of dissident slate triggers change of control:

The election of the dissident slate of directors at the AnorMED special meeting April 21, 2006, would result in the Baker Group achieving effective control of AnorMED. Six of the eight director nominees are business associates of Baker Bros. Advisors and therefore may not be considered independent. A change in control will have a significant financial impact on AnorMED cash resources and potentially result in the loss of key employees and senior management.

The Company is confident that once shareholders understand the facts and motivations surrounding the Baker Group’s attempt to obtain control of AnorMED, shareholders will vote for AnorMED’s nominee directors, including Michael Abrams, the current CEO.   The Board of Directors of AnorMED urges shareholders to NOT sign or return any forms of proxy that may be sent to you by the dissident shareholder group.

AnorMED shareholders are recommended to vote their BLUE AnorMED proxy in favour of the AnorMED Slate.  Proxies must be returned by April 19, 2006 at 10:00 a.m. Vancouver time for your vote to count. The AnorMED Management Proxy Circular, which has been mailed to shareholders and filed with regulators, is available on the Company website (www.anormed.com ) and SEDAR at www.sedar.com. For more information call North American toll free number 1-866-267-8910, or collect at 416-642-7069. If shareholders previously returned a Yellow Dissident Proxy, they have every legal right to change their vote, by simply signing, dating and returning a Blue proxy.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, “estimates”, “expects,” “forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information: Dr. Michael Abrams President & CEO Tel: 604 – 530 - 1057 E-mail : mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 – 532 – 4667 Cell : 604 – 763 - 4682 E-mail : ewhiting@anormed.com

AnorMED Inc. 200 – 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED PROPOSES TO NEGOTIATE SETTLEMENT WITH BAKER VIA NEUTRAL THIRD PARTY MEDIATOR

AOM remains supportive of “HYBRID” Board slate as previously agreed to with Baker

For Immediate Release:	April 7, 2006

Vancouver, B.C. - AnorMED Inc. (TSX: AOM; AMEX:AOM) announces that it is seeking a settlement  with the dissident shareholders, represented by The Baker Group, involving agreement on  the previously negotiated slate of directors comprised of five nominees from each slate and by submitting other outstanding issues to a third party mediator for resolution.

The special meeting of shareholders was requisitioned by various entities managed by Felix J. Baker and Julian C. Baker for the purposes of replacing the existing Board of Directors. The upcoming special shareholder meeting will be held on April 21, 2006 in Vancouver.

A Special Committee of the Board of AnorMED and the Baker Group agreed to a 10-member Board of Directors, comprised of a majority of new directors, during negotiations in mid-March.  AnorMED proposes a hybrid board slate set out below, or one similar to it, to replace the current Board and that a third party mediator be engaged to resolve any outstanding issues between the Company and the Baker Group as quickly as possible. The combined slate agreed to by both sides was:

Michael J. Abrams, President and Chief Executive Officer of AnorMED Inc.

Felix J. Baker, Managing Partner, Baker Brothers Advisors LLC

William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals Inc.

Kenneth Galbraith, President Gigha Consulting Ltd

Julia Levy, Executive Chairman of the Scientific Advisory Board of QLT

Eve E. Slater, Corporate Director

Joe Dougherty, Partner and Co-Founder, Seaview Securities LLC

Michael R. Van Every, Director, Biovail Corporation

Henry J. Fuchs, Executive Vice President and Chief Medical Officer, Onyx Pharmaceuticals Incorporated

Klaus Veitenger, President and Chief Executive Officer of Schwarz Pharmaceuticals U.S.A. Inc.

“The AnorMED Board and Management Team remains in full support of a “hybrid” Board slate, with a balanced number of candidates from both the Baker slate and the AnorMED slate,” said Dr. Michael Abrams, CEO AnorMED Inc.  He added,  “This process has been very disruptive for AnorMED. This is a critical time for the Company and we need to turn our focus to achieving our goals and resuming our business operations.  We believe a settlement on a balanced board and the retention of key members of senior management and employees is in the best interest of all AnorMED shareholders in the short and long term.”

The election of the dissident slate of directors at the AnorMED special meeting April 21, 2006, would result in a change in control. This will have a financial impact on AnorMED cash resources and may result in the loss of key employees and senior management.

Unless a settlement can be achieved, AnorMED shareholders are recommended to vote their BLUE AnorMED proxy in favour of the AnorMED Slate. Proxies must be returned by April 19, 2006 at 10:00 a.m. Vancouver time for your vote to count. The AnorMED Management Proxy Circular, which has been mailed to shareholders and filed with regulators, is available on the Company website (www.anormed.com) and SEDAR at www.sedar.com. For more information call North American toll free number 1-866-267-8910, or collect at 416-642-7069. If shareholders previously returned a Yellow Dissident Proxy, they have every legal right to change their vote, by simply signing, dating and returning a Blue proxy.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, “estimates”, “expects,” “forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information: Dr. Michael Abrams President & CEO Tel: 604 – 530 - 1057 E-mail : mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 – 532 – 4667 Cell : 604 – 763 - 4682 E-mail : ewhiting@anormed.com

AnorMED Inc. 200 – 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

BAKER REFUSES PREVIOUSLY AGREED UPON “HYBRID” SLATE

AnorMED Special Committee reviewing alternative proposal

For Immediate Release:	April 9, 2006

Vancouver, B.C. - Vancouver, B.C. - AnorMED Inc. (TSX: AOM; AMEX:AOM) announces that The Baker Group has refused AnorMED’s proposal to agree on a balanced ‘hybrid’ slate of directors.

AnorMED has been seeking a settlement with dissident shareholders, represented by The Baker Group, to avoid a special meeting of shareholders requisitioned by various entities managed by Felix J. Baker and Julian C. Baker for the purposes of replacing the existing Board of Directors. The upcoming special shareholder meeting will be held on April 21, 2006 in Vancouver.

The Special Committee of the Board of AnorMED  proposed a 10 or 8-member  “hybrid” Board of Directors, which would include Felix Baker, Mike Abrams, and an equal number of directors to be selected from each of the dissident slate and the AnorMED slate.  This would have resulted in a majority of new directors.  Such a Board was previously agreed between the Company and Baker Group, but the Baker Group have since refused this.

In the interests of achieving an acceptable settlement, the Special Committee is currently still considering a further proposal which Dr. Baker had indicated was open for acceptance until 2:00 p.m. Pacific Time today, giving the Special Committee less than 24 hours, on a weekend, to consider the proposal.  This proposal, if agreed to by the Special Committee and still agreeable to Dr. Baker, would result in a 7 person board of directors, a majority of the members of which would be nominated by Dr. Baker.

The election of the dissident slate of directors at the AnorMED special meeting April 21, 2006, would result in a change in control. This will have a financial impact on AnorMED cash resources and may result in the loss of key employees and senior management.

AnorMED shareholders are recommended to vote only their BLUE AnorMED proxy in favour of the AnorMED Slate.  Proxies must be returned by April 19, 2006 at 10:00 a.m. Vancouver time for your vote to count. The AnorMED Management Proxy Circular, which has been mailed to shareholders and filed with regulators, is available on the Company website (www.anormed.com ) and SEDAR at www.sedar.com.

For more information call Georgeson Shareholder, AnorMED's proxy solicitor at their North American toll free number 1-866-267-8910, or collect at 416-642-7069. If shareholders previously returned a Yellow Dissident Proxy, they have every legal right to change their vote, by simply signing, dating and returning a Blue proxy, as it is only the later dated proxy that will be counted.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs,

-more-

prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, “estimates”, “expects,” “forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further infomation:
Company Contact:	Media Contact:
David Scott, MBA Chairman of the Board and Director AnorMED Inc. Tel : 604-408-9021	Karen Cook Boas James Hoggan & Associates Tel: 604-742-4252 E-mail : kcook@hoggan.com